EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 5, 2022

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the three months ended March 31, 2022 and 2021, and our financial position as of March 31, 2022. You should read this MD&A together with our unaudited condensed consolidated financial statements and the accompanying notes for the fiscal quarter ended March 31, 2022, as well as our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2021. Additional information regarding Shopify, including our 2021 annual information form and our annual report on Form 40-F for the year ended December 31, 2021, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed quarter with the same quarter from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking Statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as "aim", "may", "will", "could", "expects", "further", "plans", "anticipates", "believes", "potential", "continue", "estimate", or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•the extent of the impact of the novel coronavirus ("COVID-19") on our business, financial performance, revenues, and results of operations;
•our expectation that the majority of Shopify employees will work remotely permanently ("digital-by-design");

•our plan to repurpose or reconfigure our remaining office space and potentially terminate additional leases or sublet other spaces;
•our exploration of new ways to accelerate checkout;
•our ability to make it easier for merchants to manage their storefronts via their mobile devices;
•the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;
•whether a merchant using Shopify will ever need to re-platform;
•the continued growth of our app developer, theme designer and partner ecosystem and the effect on the growth of our merchant base;
•the continued expansion of the number of channels for merchants to transact through;
•our plan to continue making investments in our business to drive future growth;
•our expectation that we will continue to invest in and optimize Shopify Fulfillment Network to provide our merchants with fast and affordable fulfillment;
•our expectation that we will close the Deliverr, Inc. ("Deliverr") acquisition and that it will successfully integrate into Shopify Fulfillment Network;
•our expectation that we may experience more normalized growth in gross merchandise volume ("GMV") against a more measured macro environment relative to 2021, but also expect that changed behaviours adopted by merchants and consumers that were driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce;
•our expectation that as we develop Shopify Fulfillment Network and 6 River Systems Inc. ("6RS"), these initiatives will be dilutive to the gross margin percentage of merchant solutions;
•our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;
•our expectation that as a result of the continued growth of our merchant solutions offerings, seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;
•our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar ("CAD") and the Euro ("EUR") relative to the USD;
•our expectation that as we roll out local currency billing options in geographies outside of North America, a decrease in the value of other currencies relative to the USD will negatively impact our reported subscription revenue and Monthly Recurring Revenue ("MRR");
•our expectation that over time, any impact to MRR from local currency billing will be offset by reduced friction and an enhanced in-market experience, which we anticipate will attract more merchants to our platform and our merchant solutions;
•the change in fair value of certain equity and other investments which may fluctuate period to period, and may cause volatility to our earnings;
•our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;
•our future obligation to purchase our 0.125% convertible senior notes due 2025 (the "Notes") that are outstanding on the occurrence of a fundamental change;
•our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;
•our future financing requirements and the availability of capital;
•the future value of our investment income, in particular as a result of changes in interest rates, fair value or due to observable changes in price or impairments;
•the fair market value of the Notes as a result of changes in interest rates or the price of our Class A subordinate voting shares;
•expected credit losses as a result of macroeconomic factors;
•our expectations regarding contractual obligations and contingencies;
•the impact of inflation on our costs and operations and on our merchants sales;
•our accounting estimates, allowances, provisions, and assumptions made in the preparation of our financial statements; and
•our expectations regarding the impact of recently adopted accounting standards.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•our belief that the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose will yield longer-term benefits;
•our ability to increase the functionality of our platform;
•our ability to offer more sales channels that can connect to the platform;
•our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;
•our belief that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants;
•our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;
•our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants, including our ability to retain merchants that have moved from physical retail to ecommerce as a result of the COVID-19 pandemic;
•our belief that ecommerce growth will proceed at a normalized rate in 2022, supported by healthy economic growth and continued penetration of retail by ecommerce, but impacted by increased buyer mobility leading to more offline retail spending, a shift in consumer spend to travel and services as well as inflationary pressures on our merchants and their buyers;
•our ability to manage our growth effectively;
•our ability to protect our intellectual property rights;
•our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform by passing our economies of scale on to merchants;
•our ability to develop new solutions to extend the functionality of our platform and provide a high level of merchant service and support;
•our ability to hire, retain and motivate qualified personnel and to manage our operations in a digital-by-design model;
•our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;
•our belief that our strategic investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;
•our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;
•our belief that MRR is most closely correlated with the long-term value of our merchant relationships;
•our assumptions regarding the principal competitive factors in our markets;
•our ability to predict future commerce trends and technology;
•our assumptions that higher margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;
•our expectation that Shopify Payments will continue to expand internationally;
•our expectation that Shopify Fulfillment Network will scale and grow as we optimize the network, and we will continue to invest to support this growth;
•our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and in increasing revenues from both;
•our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our ability to retain key personnel;
•our ability to protect against currency, interest rate, concentration of credit and inflation risks;
•our assumptions as to our future expenses and financing requirements;
•our assumptions as to our critical accounting policies and estimates; and

•our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2021 and elsewhere in this MD&A, including but not limited to risks relating to:

•sustaining our rapid growth;
•managing our growth;
•our potential inability to compete successfully against current and future competitors;
•the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps;
•a denial of service attack or security breach;
•our ability to innovate;
•our limited operating history in new and developing markets and new geographic regions;
•international sales and operations and the use of our platform in various countries;
•our current reliance on a single supplier to provide the technology we offer through Shopify Payments;
•the reliance of our growth in part on the success of our strategic relationships with third parties;
•our potential inability to hire, retain and motivate qualified personnel;
•our use of a single cloud-based platform to deliver our services;
•complex and changing laws and regulations worldwide;
•our dependence on the continued services and performance of our senior management and other key employees;
•the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact of measures taken to contain the virus and the impact on the global economy and consumer spending and on our merchants' and partners' ecosystem;
•payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance;
•our history of losses and our potential inability to maintain profitability;
•our potential failure to effectively maintain, promote and enhance our brand;
•serious errors or defects in our software or hardware;
•our potential inability to achieve or maintain data transmission capacity;
•activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform;
•evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;
•acquisitions and investments, including strategic investments;
•our ability to successfully scale, optimize and operate Shopify Fulfillment Network;
•risks associated with Shopify Capital, and offering financing to merchants;
•potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings;
•our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;
•the impact of worldwide economic conditions, such as economic impacts due to the Russian invasion of Ukraine, including the resulting effect on spending by small and medium-sized businesses or their buyers;
•manufacturing and supply chain risks;
•unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns;
•being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants;
•the interoperability of our platform with mobile devices and operating systems;

•changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;
•our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•our pricing decisions for our solutions;
•our use of open source software;
•seasonal fluctuations;
•exchange rate fluctuations that may negatively affect our results of operations;
•our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;
•provisions of our financial instruments including the Notes;
•our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;
•our tax loss carryforwards;
•ownership of our shares;
•our sensitivity to interest rate fluctuations; and
•our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

COVID-19
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health and well-being of our employees, partners, service providers, and communities. We have also accelerated products that we believe will best serve our merchants as they deal with the challenges of COVID-19.
Beginning in March 2020, we observed sustained strong momentum in GMV, buoyed by restrictions related to COVID-19, as consumers looked for ways to purchase at a safe distance, utilizing ecommerce and benefiting from features such as curbside pickup and local delivery. The momentum continued throughout the year ended December 31, 2021, albeit at a slower pace, as we experienced an increase in GMV relative to the preceding fiscal year. The increase was driven by traditional retail businesses expanding or migrating their operations online with our platform and services as well as by an increase in the number of merchants using our retail Point-of-Sale ("POS") solutions. We believe that the COVID-triggered acceleration of ecommerce that spilled into the first half of 2021 in the form of lockdowns and government stimulus will be absent from 2022 and that macroeconomic factors such as increased mobility, causing consumers to shift towards travel and in-person shopping, and higher inflation are among the main drivers of the deceleration of GMV growth in the first quarter of 2022. We continue to outperform in the ecommerce market and we are moving aggressively to rollout our POS solutions to more merchants in more geographies, which is increasing our market share of offline retail as well. In addition, our ability to pass on our economies of scale to our merchants demonstrates that Shopify is the right place to be in an inflationary environment. This further highlights the resiliency of the platform and omnichannel we have built over the past 16 years, and its ability to help entrepreneurs navigate through a variety of economic times. The effect of COVID-19 on other aspects of our results of operations and financial performance in the long-term, such as revenues, remains uncertain and may only be reflected in future periods.
The effects of COVID-19 have led us to reimagine the way we work resulting in the decision to be a "digital-by-design" company. Shopify employees are working remotely and embracing this digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. We believe the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose, including use for team collaboration and events, will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening ourselves up to a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding. As a result of this decision, in the second quarter of 2020 and the third quarter of 2021 we decided we would terminate certain lease agreements or seek to sublet space at certain office locations. We continue to assess the ongoing need for the remaining offices and may repurpose them to accommodate physical distancing measures, further reconfigure them for use in a digital-by-design framework, or look to sublease or terminate the related leases in the future.
Russian Invasion of Ukraine
Shopify paused the collection of fees from its Ukrainian merchants and partners and does not intend to reintroduce them for the foreseeable future. We have also temporarily suspended operations in Russia and Belarus. We do not have a large financial exposure in any of these countries. We will continue to monitor this situation and comply with applicable sanctions as they are announced.

Overview

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere.

In an era where social media, cloud computing, mobile devices, augmented reality and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, market and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than two-thirds of our merchants have installed two or more channels. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 21 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, discover new buyers and build customer relationships, source products, leverage analytics and reporting, manage cash, payments and transactions, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and a merchant's products, providing rich data to inform merchant decisions. With a large, rapidly growing and highly qualified team of data personnel, we expect to continue leveraging data for the benefit of our merchants with critical safeguards in place to ensure privacy, security and compliance.

Shopify also enables merchants to build their own brand, leverage mobile technology, sell internationally, and handle massive traffic spikes with flexible infrastructure:

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, with features such as Shop Pay and Shop Pay Installments, and with our investments in additional buyer touchpoints, such as retail, shipping, fulfillment, and Shop, our all-in-one digital shopping companion app, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, a trend that accelerated in 2020 when the global COVID-19 pandemic necessitated physically distanced commerce, buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. Shopify has focused on enabling mobile commerce, and the Shopify platform includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers a quick and secure check-out option by using Shop Pay, Apple Pay, Facebook Pay, and Google Pay on the web, and we continue to explore other new ways to offer payment flexibility and accelerated checkout. Just as Shopify's tools enable retailers to sell directly to their buyers through online stores, the Shop app provides merchants that same direct sales power through an app. The Shop app is a digital shopping assistant that is available to buyers on iOS and Android mobile devices. Buyers use the Shop app to track packages, discover products from their favorite merchants, and engage with brands directly, which helps merchants increase the loyalty and lifetime value of their buyers. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, and Shopify continues to strive to make it easier to do so.

Global. Commerce thrives when merchants are able to build a global brand and commerce beyond their own borders with little friction. Shopify Markets, a product introduced in 2021, enables merchants to manage localized storefronts in different countries through one global store, making cross-border commerce easier for entrepreneurs. With Shopify Markets, merchants can easily set up market-specific buying experiences, enabling buyers to shop in their local currencies, languages, domains, and payment methods. Shopify Markets also automatically calculates duty and import fees. Such tailored experiences are designed to increase local buyer trust and conversion, enabling merchants to enter new geographies more easily. Shopify Markets complements our partnership with Global-E, an offering for merchants who want to fully outsource their cross-border business with an approved third-party partner.

Infrastructure. We build our platform to address the growing challenges facing merchants and with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality and designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. The Shopify Plus plan also appeals to larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

Sustainability

Shopify is a company that wants to see the next century, and has taken many steps to build a sustainable company, including committing to carbon neutrality. As part of this commitment, in 2019, we decommissioned our data centres and migrated our platform to Google Cloud, which is 100% powered by renewable energy.

Because we view commerce as a powerful vehicle for positive systemic change, as part of our focus on the long term, in 2019 Shopify launched a sustainability fund for what Shopify believes are the most promising and impactful technologies and projects to combat climate change, with a bias toward solutions that remove carbon from the atmosphere and permanently lock it away, as opposed to traditional offsets that pay others to avoid carbon emissions. In 2021, our sustainability fund invested in offsetting our operational footprint during the year, purchasing renewable energy certificates for our office buildings and employee home offices as well as purchasing carbon removal to completely eliminate the impact of carbon emissions from shipping every single order on our platform over the Black Friday/Cyber Monday shopping weekend. In addition, we continuously offset all carbon emissions associated with shipping orders placed using Shop Pay, our checkout accelerator. We give our merchants the ability to offset the carbon emissions associated with shipping all their orders via Offset, an app we launched in 2020. In March 2022, we signed a power purchase agreement equivalent to powering 100% of office buildings and employee home offices across North America with wind energy. Furthermore, in April 2022, the launch of Frontier was announced, an advance market commitment from a coalition of companies that plan to commit a combined $925 million to purchase permanent carbon removal between 2022 and 2030. Frontier is the world’s largest combined financial commitment to carbon removal and our intent is to commit $100 million to these efforts.

Ecosystem

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Thousands of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship was further strengthened in the second half of 2021 when we extended more generous revenue sharing terms with app and theme developers. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the more than 8,000 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Business Overview

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to companies with large-scale, direct-to-consumer operations realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the three months ended March 31, 2022, our platform facilitated GMV of $43.2 billion, representing an increase of 15.7% from the three months ended March 31, 2021. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

During the three months ended March 31, 2022, our total revenue was $1,203.6 million, an increase of 21.7% versus the three months ended March 31, 2021. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the three months ended March 31, 2022, subscription solutions revenues accounted for 28.6% of our total revenues (32.4% in the three months ended March 31, 2021). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like

Shopify Flow and Launchpad, for ecommerce automation, and dedicated account management where appropriate. Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix and FIGS are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve. We also expect to expand the number of markets where we bill in local currency in order to reduce friction and attract more merchants to our platform.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering, the sale of themes, the sale of apps, and the registration of domain names. Subscription solutions revenues increased from $320.7 million in the three months ended March 31, 2021 to $344.8 million in the three months ended March 31, 2022, representing an increase of 7.5%. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe MRR is most closely correlated with the long-term value of our merchant relationships. As of March 31, 2022, MRR totaled $105.2 million, representing an increase of 17.0% relative to MRR at March 31, 2021. MRR grew at a faster rate, from March 31, 2021 to March 31, 2022, than subscription solutions revenue, in the respective quarters, due mainly to lower app and theme related revenue as a result of revised pricing terms with developer partners beginning in the third quarter of 2021 offset slightly by platform fees increasing as a percentage of total subscription solutions. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators".
We offer a variety of merchant solutions that are designed to add value to our merchants by passing on our economies of scale and augment our subscription solutions. During the three months ended March 31, 2022, merchant solutions revenues accounted for 71.4% of total revenues (67.6% in the three months ended March 31, 2021). We principally generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees and currency conversion fees from Shopify Payments, we also generate merchant solutions revenue from other transaction services, referral fees, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify Shipping, Shopify Fulfillment Network, collaborative warehouse fulfillment solutions, non-cash consideration obtained for services rendered as part of strategic partnerships, the sale of POS hardware, Shopify Email and Shopify Markets. Shopify Capital is currently available for merchants in the United States, the United Kingdom and Canada. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $668.0 million in the three months ended March 31, 2021 to $858.9 million in the three months ended March 31, 2022, representing an increase of 28.6%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals, business sizes, and geographies and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.

Consistent with investing for the long-term, in 2019 we began building Shopify Fulfillment Network, a network of distributed third-party fulfillment centers across the United States and Canada, to help merchants deliver orders to buyers quickly and cost-effectively, while putting their own brand and customer experience front and center. In 2021, we began building out our own warehouse in Atlanta to test 6RS and our fulfillment under real-world conditions at scale. We intend to consolidate the network into larger, strategically located hub warehouses, and to operate several of them ourselves, while partnering as needed. Additionally, we are simplifying our offer to merchants and unifying the network using warehouse management software we developed to improve quality, operational performance, and variable cost per unit. We expect to continue to invest in and optimize this offering to further support our merchants. Subsequent to March 31, 2022, we agreed to acquire Deliverr, a provider of fulfillment services and order storage services to ecommerce merchants. By adding Deliverr's software, which includes machine learning and optimization technology, we intend to accelerate the development of Shopify Fulfillment Network.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
	2022	2021
	(in thousands)
Monthly Recurring Revenue	$105,249	$89,931
Gross Merchandise Volume	$43,199,952	$37,346,886

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. Subscription plans to both our platform and our POS Pro offering are included in this calculation. When applicable, MRR relating to subscription plans billed in a merchant's local currency is converted to USD using the respective currency exchange rate as of the period end date. Merchants on free trials are excluded from this calculation through the duration of the free trial. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscription solutions revenue. We had $105.2 million of MRR as at March 31, 2022 compared to $89.9 million as at March 31, 2021. In the three months ended March 31, 2022, we observed a lower MRR growth rate, relative to the three months ended March 31, 2021 due to an elevated number of merchants joining the platform in the early stages of 2021 amid further COVID-19 related impacts, such as newly discovered variants and increased lockdowns, which further energized the shift to ecommerce. Going forward, we expect to expand the number of markets where we bill in local currency, and that over time any impact to MRR will be more than offset by the fact that the reduced friction and enhanced in-market experience will attract more merchants to our platform who make use of our merchant solutions.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the three months ended March 31, 2022 and 2021, we facilitated GMV of $43.2 billion and $37.3 billion, respectively. In the three months ended March 31, 2021, we experienced elevated GMV coming off the tailwinds of the shift to ecommerce accelerated by COVID-19 in 2020, along with additional drivers in the form of lockdowns and government stimulus. Going forward, we expect more normalized growth in GMV against a more measured macro environment relative to 2021 as a result of increased buyer mobility leading to more offline retail spending and a shift in consumer spend to travel and services. However, we also expect that changed behaviours adopted by merchants and consumers in 2020 and 2021 driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce.

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, revenue-sharing agreements, transaction fees, Shopify Shipping, Shopify Capital, Shopify Fulfillment Network, and non-cash consideration obtained for services rendered as part of strategic partnerships, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. We expect the development of Shopify Fulfillment Network and 6RS to be dilutive to the gross margin percentage for merchant solutions in the short term. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD and EUR. As a result, our results of operations will be adversely impacted by an increase in the value of these foreign currencies relative to the USD. As our operations continue to expand internationally, we may observe additional fluctuations in other foreign currencies, including GBP, as a result of offering local currency billing options and additional operating expenses. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the "Risks and Uncertainties—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

See Management's Discussion and Analysis dated February 16, 2022 as well as our Annual Report on Form 40-F for the year ended December 31, 2021 for details on the key components of results of operations.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
	2022	2021
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	344,761	320,681
Merchant solutions	858,862	667,966
	1,203,623	988,647
Cost of revenues(1)(2):
Subscription solutions	77,545	58,382
Merchant solutions	488,441	371,549
	565,986	429,931
Gross profit	637,637	558,716
Operating expenses:
Sales and marketing(1)(2)	303,371	186,223
Research and development(1)(2)	303,661	175,886
General and administrative(1)	108,088	67,102
Transaction and loan losses	20,493	10,606
Total operating expenses	735,613	439,817
(Loss) income from operations	(97,976)	118,899
Other (expense) income, net	(1,554,881)	1,250,645
(Loss) income before income taxes	(1,652,857)	1,369,544
Recovery of (provision for) income taxes	178,449	(111,099)
Net (loss) income	(1,474,408)	1,258,445

Net (loss) income per share attributable to shareholders:
Basic	$(11.70)	$10.21
Diluted	$(11.70)	$9.94
Shares used to compute net (loss) income per share attributable to shareholders:
Basic	126,013,066	123,243,650
Diluted	126,013,066	126,674,388

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended March 31,
	2022	2021
	(in thousands)
Cost of revenues	$2,183	$1,851
Sales and marketing	15,203	10,885
Research and development	85,737	56,027
General and administrative	20,071	18,205
	$123,194	$86,968

(2) Includes amortization of acquired intangibles as follows:

	Three months ended March 31,
	2022	2021
	(in thousands)
Cost of revenues	$6,234	$4,531
Sales and marketing	386	386
Research and development	76	58
	$6,696	$4,975

Revenues

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$344,761	$320,681	7.5%
Merchant solutions	858,862	667,966	28.6%
Total revenues	$1,203,623	$988,647	21.7%
Percentage of revenues:
Subscription solutions	28.6%	32.4%
Merchant solutions	71.4%	67.6%
	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $24.1 million, or 7.5%, for the three months ended March 31, 2022 compared to the same period in 2021. The period-over-period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform. The increase was offset by the impact of our partner pricing terms for both app and theme developers, which eliminates our revenue share on the first million dollars made by the developers annually in order to attract the best developers in the world.

Merchant Solutions

Merchant solutions revenues increased $190.9 million, or 28.6%, for the three months ended March 31, 2022 compared to the same period in 2021. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended March 31, 2022 compared to the same period in 2021. This increase was a result of an increase in our Shopify Payments penetration rate, number of merchants using our platform, and an increase in currency conversion fees. These factors drove $4.7 billion of additional GMV facilitated using Shopify Payments in the three months ended March 31, 2022 compared to the same period in 2021, representing growth of 27.2% quarter over quarter. For the three months ended March 31, 2022, the Shopify Payments penetration rate was 50.9%, resulting in GMV of $22.0 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 46.3% resulting in GMV of $17.3 billion that was facilitated using Shopify Payments in the same period in 2021.

In addition to the increase in revenue from Shopify Payments, non-cash consideration received for services rendered as part of strategic partnerships, referral fees from partners, Shopify Capital, and collaborative warehouse fulfillment solutions revenue increased during the three months ended March 31, 2022 compared to the same period in 2021. The increases in non-cash consideration received for services rendered as part of strategic partnerships and referral fees from partners were driven largely by an increase in the number of arrangements with partners, as well as an increase in referral activity, when compared to the same period in 2021. Shopify Capital revenue increased mainly as a result of an increase in the advances outstanding throughout the respective quarter coupled with the increase in

GMV. Collaborative warehouse fulfillment solutions revenue increased due to higher demand in customers investing in automated fulfillment solutions to improve operational efficiency.

Cost of Revenues

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$77,545	$58,382	32.8%
Cost of merchant solutions	488,441	371,549	31.5%
Total cost of revenues	$565,986	$429,931	31.6%
Percentage of revenues:
Cost of subscription solutions	6.4%	5.9%
Cost of merchant solutions	40.6%	37.6%
	47.0%	43.5%

Cost of Subscription Solutions
Cost of subscription solutions increased $19.2 million, or 32.8%, for the three months ended March 31, 2022 compared to the same period in 2021. The increase was due to an increase in the costs necessary to support the growth in traffic and functionality of our platform across multiple jurisdictions, resulting in an increase in: cloud infrastructure costs, employee-related costs, and credit card fees for processing merchant billings. The increase was slightly offset with a decrease in recognized cost of sales related to third-party partners for the development of themes as we commenced recognizing revenue for the sale of themes net of costs in the fourth quarter of 2021. As a percentage of revenues, cost of subscription solutions increased from 5.9% in the three months ended March 31, 2021 to 6.4% in the three months ended March 31, 2022 due to an increase in infrastructure and hosting costs slightly offset by a decrease in recognized cost of sales related to third-party partners for the development of themes.
Cost of Merchant Solutions

Cost of merchant solutions increased $116.9 million, or 31.5%, for the three months ended March 31, 2022 compared to the same period in 2021. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments. Cost of merchant solutions as a percentage of revenues increased from 37.6% in the three months ended March 31, 2021 to 40.6% in the three months ended March 31, 2022 due mainly to Shopify Payments representing a larger percentage of total revenue.

Gross Profit

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Gross profit	$637,637	$558,716	14.1%
Percentage of total revenues	53.0%	56.5%

Gross profit increased $78.9 million, or 14.1%, for the three months ended March 31, 2022 compared to the same period in 2021. As a percentage of total revenues, gross profit decreased from 56.5% in the three months ended March 31, 2021 to 53.0% in the three months ended March 31, 2022, principally due to Shopify Payments representing a larger percentage of total revenues and higher infrastructure and hosting costs. This was partly offset by an increase in higher margin revenue streams, such as non-cash consideration received for services rendered as part of strategic partnerships and referral fees.

Operating Expenses

Sales and Marketing

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Sales and marketing	$303,371	$186,223	62.9%
Percentage of total revenues	25.2%	18.8%

Sales and marketing expenses increased $117.1 million, or 62.9%, for the three months ended March 31, 2022 compared to the same period in 2021, due to an increase of $61.2 million spent on marketing programs to support the growth of our business, such as advertisements on display ads and media. The increase in sales and marketing expenses also includes an increase of $53.4 million in employee-related costs ($4.3 million of which related to stock-based compensation and related payroll taxes), largely due to the growth in sales and marketing headcount in the three months ended March 31, 2022 compared to the same period in 2021.

Research and Development

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Research and development	$303,661	$175,886	72.6%
Percentage of total revenues	25.2%	17.8%

Research and development expenses increased $127.8 million, or 72.6%, for the three months ended March 31, 2022 compared to the same period in 2021, due to an increase of $120.0 million in employee-related costs ($29.7 million of which related to stock-based compensation and related payroll taxes) and a $6.6 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
General and administrative	$108,088	$67,102	61.1%
Percentage of total revenues	9.0%	6.8%

General and administrative expenses increased $41.0 million, or 61.1%, for the three months ended March 31, 2022 compared to the same period in 2021, due largely to an increase of $28.8 million in employee-related costs ($1.9 million of which related to stock-based compensation and related payroll taxes). General and administrative expenses also increased due to a $8.6 million increase in professional services for legal and financial services.

Transaction and Loan Losses

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Transaction and loan losses	$20,493	$10,606	93.2%
Percentage of total revenues	1.7%	1.1%

Transaction and loan losses increased $9.9 million, or 93.2%, for the three months ended March 31, 2022 compared to the same period in 2021, due to an increase in losses related to Shopify Capital of $5.5 million driven by an expansion of our Capital offerings and programs as well as an increase in current expected losses related to Shopify Capital relative to the same period in 2021. The increase is also due to an increase of $4.4 million in losses related to Shopify Payments and Shop Pay Installments, as a result of increased GMV processed through Shopify Payments and Shop Pay Installments, offset by a decrease in the current expected loss rate related to Shopify Payments relative to the same period in 2021.

Other (Expense) Income, net

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Other (expense) income, net	$(1,554,881)	$1,250,645	*
*    Not a meaningful comparison

In the three months ended March 31, 2022 we had other expenses of $1.6 billion, compared to other income of $1.3 billion in the same period in 2021. The expense was driven by a net unrealized loss on equity and other investments of $1.7 billion. The unrealized loss is mainly related to our investments in Affirm and Global-E due to the change in their share prices from December 31, 2021 to March 31, 2022. Additionally, we incurred a foreign exchange loss of $5.1 million in the three months ended March 31, 2022. The unrealized losses were offset slightly by net realized gains on equity and other investments of $122.3 million in the three months ended March 31, 2022.

Recovery of (Provision for) Income Taxes

	Three months ended March 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Recovery of (provision for) income taxes	$178,449	$(111,099)	*
*    Not a meaningful comparison

As a result of ongoing operations and other discrete items, primarily related to the unrealized loss on equity and other investments, and the change in valuation allowance with respect to deferred income tax assets in Canada and the United States, we had a recovery of income taxes of $178.4 million in the three months ended March 31, 2022. During the three months ended March 31, 2022, we recorded a valuation allowance in Canada against our net deferred income tax assets, which arose due to the overall unrealized loss on our equity and other investments.

This compares to a provision for income taxes of $111.1 million in the same period in 2021 which was primarily related to ongoing operations, unrealized gains on equity and other investments, the tax benefit associated with share-based compensation, and the reversal of the valuation allowance related to deferred income tax assets in Canada.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended March 31, 2022. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
	(in thousands, except per share data)
Revenues:
Subscription solutions	$344,761	$351,208	$336,208	$334,237	$320,681	$279,440	$245,274	$196,434
Merchant solutions	858,862	1,028,816	787,532	785,208	667,966	698,304	522,131	517,907
	1,203,623	1,380,024	1,123,740	1,119,445	988,647	977,744	767,405	714,341
Cost of revenues:(1)(2)
Subscription solutions	77,545	75,587	67,355	63,027	58,382	59,250	52,170	44,400
Merchant solutions	488,441	611,778	447,476	435,558	371,549	414,106	310,087	294,907
	565,986	687,365	514,831	498,585	429,931	473,356	362,257	339,307
Gross profit	637,637	692,659	608,909	620,860	558,716	504,388	405,148	375,034
Operating expenses:
Sales and marketing(1)(2)	303,371	275,475	237,949	201,910	186,223	154,728	147,608	144,850
Research and development(1)(2)	303,661	273,912	221,028	183,557	175,886	159,077	143,427	133,227
General and administrative(1)	108,088	101,054	128,722	77,966	67,102	65,395	51,799	83,307
Transaction and loan losses	20,493	27,814	25,311	17,986	10,606	12,647	11,753	13,366
Total operating expenses	735,613	678,255	613,010	481,419	439,817	391,847	354,587	374,750
(Loss) income from operations	(97,976)	14,404	(4,101)	139,441	118,899	112,541	50,561	284
Other (expense) income, net	(1,554,881)	(503,123)	1,344,553	779,874	1,250,645	(2,788)	135,806	4,084
(Loss) income before income taxes	(1,652,857)	(488,719)	1,340,452	919,315	1,369,544	109,753	186,367	4,368
Recovery of (provision for) income taxes	178,449	117,408	(192,020)	(40,222)	(111,099)	14,119	4,701	31,630
Net (loss) income	$(1,474,408)	$(371,311)	$1,148,432	$879,093	$1,258,445	$123,872	$191,068	$35,998
Net (loss) income per share attributable to shareholders:
Basic	$(11.70)	$(2.95)	$9.18	$7.06	$10.21	$1.01	$1.59	$0.30
Diluted	$(11.70)	$(2.95)	$9.00	$6.90	$9.94	$0.99	$1.54	$0.29

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
	(in thousands)
Cost of revenues	$2,183	$1,995	$1,987	$1,809	$1,851	$1,705	$2,914	$1,529
Sales and marketing	15,203	13,735	11,673	10,990	10,885	10,044	11,481	12,431
Research and development	85,737	74,932	63,840	55,988	56,027	54,262	47,741	49,825
General and administrative	20,071	18,735	30,638	23,759	18,205	16,480	13,266	12,682
	$123,194	$109,397	$108,138	$92,546	$86,968	$82,491	$75,402	$76,467

 (2) Includes amortization of acquired intangibles as follows:

	Three months ended
	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
	(in thousands)
Cost of revenues	$6,234	$5,960	$5,536	$4,372	$4,531	$4,532	$4,531	$4,856
Sales and marketing	386	386	386	386	386	384	388	388
Research and development	76	32	58	58	58	59	58	58
	$6,696	$6,378	$5,980	$4,816	$4,975	$4,975	$4,977	$5,302

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended March 31, 2022.

	Three months ended
	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
Revenues:
Subscription solutions	28.6%	25.4%	29.9%	29.9%	32.4%	28.6%	32.0%	27.5%
Merchant solutions	71.4%	74.6%	70.1%	70.1%	67.6%	71.4%	68.0%	72.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	6.4%	5.5%	6.0%	5.6%	5.9%	6.1%	6.8%	6.2%
Merchant solutions	40.6%	44.3%	39.8%	38.9%	37.6%	42.4%	40.4%	41.3%
	47.0%	49.8%	45.8%	44.5%	43.4%	48.5%	47.2%	47.5%
Gross profit	53.0%	50.2%	54.2%	55.5%	56.5%	51.6%	52.8%	52.5%
Operating expenses:
Sales and marketing	25.2%	20.0%	21.2%	18.0%	18.8%	15.8%	19.2%	20.3%
Research and development	25.2%	19.8%	19.7%	16.4%	17.8%	16.3%	18.7%	18.7%
General and administrative	9.0%	7.3%	11.5%	7.0%	6.8%	6.7%	6.7%	11.7%
Transaction and loan losses	1.7%	2.0%	2.3%	1.6%	1.1%	1.3%	1.5%	1.9%
Total operating expenses	61.1%	49.1%	54.6%	43.0%	44.5%	40.1%	46.2%	52.5%
(Loss) income from operations	(8.1)%	1.0%	(0.4)%	12.5%	12.0%	11.5%	6.6%	0.0%
Other (expense) income, net	(129.2)%	(36.5)%	119.6%	69.7%	126.5%	(0.3)%	17.7%	0.6%
(Loss) income before income taxes	(137.3)%	(35.4)%	119.3%	82.1%	138.5%	11.2%	24.3%	0.6%
Recovery of (provision for) income taxes	14.8%	8.5%	(17.1)%	(3.6)%	(11.2)%	1.4%	0.6%	4.4%
Net (loss) income	(122.5)%	(26.9)%	102.2%	78.5%	127.3%	12.7%	24.9%	5.0%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the fourth-quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. Due to the ongoing effect of the COVID-19 pandemic, which has accelerated the shift of purchasing habits to ecommerce, we observed a rapid growth in merchant solutions revenue throughout the pandemic. Most notably in the first half of 2021 where further lockdowns and government stimulus propelled the COVID-triggered acceleration of ecommerce. As the COVID-19 related impacts that triggered the acceleration of ecommerce begin to ease, growth in merchant solutions revenue may not replicate recent patterns. As a result of the growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Historically, revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth-quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. Due to the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future. However, due to the ongoing effect of the COVID-19 pandemic which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid increase in merchant solutions revenue in recent quarters that do not replicate historical patterns. As a result, and in combination with strong subscription solutions growth, total revenues in the first quarter of 2021 exceeded total revenues from the fourth quarter of 2020. As anticipated, similar growth in revenue did not replicate itself in the first quarter of 2022, when compared to the same period in 2021. This was due to various macroeconomic factors such as increased mobility of buyers, as a result of fewer lockdowns, the lack of government stimulus support and increased inflationary pressures.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented, with the exception of the third quarter of 2020 when quarter over quarter expenses decreased as a result of the impairment charges and accelerated depreciation on certain office space recognized in the second quarter of 2020. The company took additional impairment in the third quarter of 2021, which caused an increase in general and administrative spend relative to revenue in that quarter. Total operating expenses have increased primarily due to the addition of personnel in connection with the expansion of our business, additional marketing initiatives to attract potential merchants as well as additional operating expenses associated with the acquisition of 6RS.

Quarterly Other Income (Expense) Trends

Historically, there have been no consistent trends associated with other income (expense) as changes are impacted by fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values, changes in the fair value of our investments in convertible notes of private companies, foreign exchange rates, and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Key Balance Sheet Information

	March 31, 2022	December 31, 2021
	(in thousands)
Cash, cash equivalents and marketable securities	$7,246,690	$7,768,093
Total assets	11,834,457	13,340,172
Total liabilities	2,044,862	2,206,831
Total non-current liabilities	1,362,930	1,504,098

Total assets decreased $1.5 billion as at March 31, 2022 compared to December 31, 2021, principally due to a $1.1 billion decrease in equity and other investments due mainly to unrealized losses on our investments in Affirm and

Global-E received in conjunction with strategic partnerships, a $521.4 million decrease in cash, cash equivalents and marketable securities driven largely by $453.9 million used to purchase equity and other investments, a $6.9 million decrease in intangible assets due to amortization in the period, a $1.7 million decrease in income taxes receivable, and a $1.3 million decrease in deferred tax assets, offset by a $33.0 million increase in trade and other receivables, a $23.8 million increase in right-of-use assets, a $15.8 million increase in merchant cash advances, loans and related receivables largely due to an expansion of our Capital offerings and programs, a $9.8 million increase in other current assets, and a $4.0 million increase in property and equipment due mainly to purchases of leasehold improvements and computer hardware, offset by depreciation in the period.

Total liabilities decreased by $162.0 million, principally as a result of a $183.2 million decrease in deferred tax liabilities, a $50.0 million decrease in accounts payable and accrued liabilities, and a $5.2 million decrease in income taxes payable, offset by a $54.6 million increase in deferred revenue mainly due to the non-cash consideration received for services rendered in conjunction with our partnership with Global-E and a private company, and a $21.4 million increase in lease liabilities.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities as well as the sale of the Notes, raising approximately $7.8 billion, net of issuance costs, from investors.

In July 2021, we filed an amended and restated short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and registration statement allows Shopify to offer Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period the shelf prospectus is effective, which commenced August 6, 2020. The amendment increased the total amount Shopify can offer under the shelf prospectus and registration statement to $10 billion.

In February 2021, the Company completed a public offering in which it issued and sold 1,180,000 Class A subordinate voting shares at a public offering price of $1,315.00 per share. The Company received total net proceeds of $1.5 billion after deducting offering fees and expenses of $10.5 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at March 31, 2022 was $7.6 billion. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, the macroeconomic conditions and overall levels of consumer spending on goods, and potential mergers, strategic investments and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.
Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities decreased by $521.4 million to $7.2 billion as at March 31, 2022 from $7.8 billion as at December 31, 2021, primarily as a result of the purchase of equity and other investments and cash used in our operating activities, slightly offset by proceeds from the exercise of stock options.
Cash equivalents and marketable securities include money market funds, U.S. and Canadian federal bonds and agency securities, and corporate bonds and commercial paper, all maturing within the 12 months from March 31, 2022.

The following table summarizes our total cash, cash equivalents and marketable securities as at March 31, 2022 and 2021 as well as our operating, investing and financing activities for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$7,246,690	$7,872,448
Net cash (used in) provided by:
Operating activities	$(53,560)	$135,683
Investing activities	(4,195)	(1,618,379)
Financing activities	6,286	1,564,093
Effect of foreign exchange on cash and cash equivalents	22	577
Net (decrease) increase in cash and cash equivalents	(51,447)	81,974
Change in marketable securities	(469,956)	1,402,507
Net (decrease) increase in cash, cash equivalents and marketable securities	$(521,403)	$1,484,481

Cash Flows From Operating Activities

Our largest source of operating cash is from merchant solutions. Within merchant solutions, the largest source of cash flows are Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. We also generate significant cash flows from our subscription solutions with subscription revenues being our single largest source of cash flows. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. Our primary uses of cash from operating activities are for third-party payment processing fees, employee-related expenditures, advancing funds to merchants through Shopify Capital, third-party shipping and fulfillment partners, marketing programs, and outsourced hosting costs.

For the three months ended March 31, 2022, cash used in operating activities was $53.6 million. This was primarily as a result of our net loss of $1.5 billion, which once adjusted for a net loss on equity and other investments of $1.6 billion, a $184.2 million decrease in net deferred income taxes, $118.0 million of stock-based compensation expense, $26.1 million in revenue related to non-cash consideration, $16.7 million of amortization and depreciation, a $9.8 million increase of our provision for transaction and loan losses, an unrealized foreign exchange loss of $6.3 million, and $0.6 million of amortization of debt offering costs related to the Notes offering contributed $60.3 million of positive cash flows. Cash flows of $63.4 million were used by the following increases in operating assets: $31.3 million in trade and other receivables, $27.3 million in merchant cash advances and loans as we continued to grow Shopify Capital; and $4.8 million in other current assets driven primarily by an increase in deposits. Additional cash flows of $50.5 million were used by the following changes in operating liabilities: a $44.0 million decrease in accounts payable and accrued liabilities, a $5.5 million net change in lease assets and liabilities, and a $4.9 million net change in income tax assets and liabilities, slightly offset by a $80.6 million increase in deferred revenue due mainly to the non-cash consideration received in conjunction with our partnerships with Global-E and a private company, of which the initial value of the total non-cash consideration received in exchange for these services was $76.7 million.

For the three months ended March 31, 2021, cash provided by operating activities was $135.7 million. This was primarily as a result of our net income of $1.3 billion, which once adjusted for a net unrealized gain on equity and other investments of $1.3 billion, a $101.0 million increase in net deferred income taxes, $69.2 million of stock-based compensation expense, $15.8 million of amortization and depreciation, a $4.2 million increase of our provision for transaction and loan losses, $2.0 million in revenue related to non-cash consideration, an unrealized foreign exchange loss of $1.7 million, and $0.6 million of amortization of debt offering costs related to the Notes offering, contributed $197.9 million of positive cash flows. Additional cash flows of $64.6 million were provided by the following changes in operating liabilities: a $39.8 million increase in accounts payable and accrued liabilities; a $10.4 million increase in deferred revenue; a $9.5 million net change in income tax assets and liabilities; and a $4.9 million increase in net lease assets and liabilities. Cash used of $126.8 million resulted from the following increases in operating assets: $74.6 million in merchant cash advances and loans; $39.1 million in trade and other receivables, and $13.2 million in other current assets.

Cash Flows From Investing Activities

Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, equity and other investments, and purchases of leasehold improvements and computer equipment.

Net cash used in investing activities in the three months ended March 31, 2022 was $4.2 million, which was driven by $453.9 million used to purchase equity and other investments, and $15.9 million used to purchase property and equipment, which consisted mainly of leasehold improvements to accommodate our future needs at our remaining office locations and computer equipment, offset by net maturities of $465.7 million in marketable securities.

Net cash used in investing activities in the three months ended March 31, 2021 was $1.6 billion, which was driven by net purchases of $1.4 billion in marketable securities, $206.6 million used to purchase equity and other investments, and $5.2 million used to purchase property and equipment.

Cash Flows From Financing Activities

Cash flows from financing activities are primarily related to public offerings, and exercises of stock options.

Net cash provided by financing activities in the three months ended March 31, 2022 was $6.3 million driven by proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $1.6 billion for the same period in 2021, driven by $1.5 billion raised in our February 2021 public equity offering, and by $22.9 million which related to stock option exercises.

Contractual Obligations

Our principal commitments consist of our Notes and obligations under our operating leases for office, warehouse and commercial space. The following table summarizes our contractual obligations as of March 31, 2022:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Convertible senior notes(1)	$1,150	$2,300	$921,150	$—	$924,600
Bank indebtedness	—	—	—	—	—
Operating lease and unconditional purchase obligations(2)	108,602	148,966	116,470	337,611	711,649
Total contractual obligations	$109,752	$151,266	$1,037,620	$337,611	$1,636,249

(1) $920,000 of the payments due in three to five years may be settled in Class A subordinate voting shares instead of cash, at our option.
(2) Consists of payment obligations under our office, warehouse and commercial space leases as well as other unconditional purchase obligations.

Litigation and Loss Contingencies

On December 1, 2021, five publishers of educational materials and two of their respective parent companies (the Plaintiffs) filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The Plaintiffs allege that certain merchants who use the Company’s platform and services are engaged in the sale of pirated digital textbooks in violation of the Plaintiffs’ rights, and that the Company has not taken legally adequate steps to curb this alleged infringement. The Plaintiffs seek statutory damages for the alleged copyright infringement. The case is in its early stages and the Company is unable to predict the ultimate resolution of the matter, including the likelihood or magnitude of a possible eventual loss, if any, at this time. The Company has filed its answer to the Plaintiffs’ complaint on January 28, 2022 and intends to defend the case.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations and contingencies (which have been disclosed above under "Contractual Obligations and Litigation and Loss Contingencies").

Risks and Uncertainties

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in the fair values of our equity and other investments, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. We are also exposed to other uncertainties as the COVID-19 pandemic continues to evolve. For further discussion of these risks and uncertainties see "Risk Factors" in our annual information form.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD and EUR. As a result, our earnings are adversely affected by an increase in the value of these foreign currencies relative to the USD. As our operations continue to expand internationally, we may observe additional risk in other foreign currencies, including the GBP, as a result of offering local currency billing options and additional operating expenses. Foreign currency forward contracts are used to hedge against the earning effects of foreign currency fluctuations.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and (loss) income from operations using the comparative period's monthly average exchange rates:

	Three months ended March 31,
	2022			2021
	At Prior Year Effective Rates (1)	Exchange Rate Effect (2)	GAAP Amounts as Reported	GAAP Amounts As Reported
	(in thousands)
Revenues	$1,210,424	$(6,801)	$1,203,623	$988,647
Cost of revenues	(569,594)	3,608	(565,986)	(429,931)
Operating expenses	(726,173)	(9,440)	(735,613)	(439,817)
(Loss) income from operations	$(85,343)	$(12,633)	$(97,976)	$118,899
(1) Represents the outcome that would have resulted if the comparative period's effective foreign exchange rates are applied to the current reporting period.
(2) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective foreign exchange rates.
This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Measurement of our Equity and Other Investments

As at March 31, 2022, we had equity and other investments in public and private companies totaling $2.9 billion. Our equity and other investments in publicly traded companies, which primarily relate to Affirm and Global-E, representing $1.7 billion of our investments, are recorded at fair value, which is subject to market price volatility. Our equity investments in private companies, representing $1.0 billion of our investments, are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Our debt investments in convertible notes of private companies are recorded at fair value and represent $199.6 million of our investments, which is impacted by the underlying entities' valuations and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities in our cash management program totaling $7.2 billion as of March 31, 2022. The cash and cash equivalents are held for operations and working capital purposes. Our investments within cash, cash equivalents and marketable securities are made for capital preservation purposes. We do not enter into these types of investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

In July 2021, we invested $200.0 million in a private company through the purchase of convertible notes. This investment is classified as an available-for-sale debt security, for which we have elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in net income. The fair value is determined based on a binomial pricing model in which the underlying entity's valuation and interest rates impact the market value of the investment.

In September 2020, we issued $920.0 million aggregate principal amount of Notes. The Notes have a fixed annual interest rate of 0.125%; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the Notes will generally fluctuate as the price of our Class A subordinate voting shares fluctuates. On our balance sheet, we carry the Notes at face value less debt offering costs, plus any amortization of offering costs, and we present the fair value for required disclosure purposes only.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, equity and other investments, debt securities and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company notes that its exposure to collectibility risk by customers impacted by the Russian invasion of Ukraine is financially immaterial. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (EDC), a wholly-owned corporation of the Government of Canada, who is AAA rated as at March 31, 2022. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the condensed consolidated statements of operations and comprehensive (loss) income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of merchant cash advances and loans as at March 31, 2022 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. The Company mitigates the risks associated with its equity and other investments and debt securities through its diligence process performed prior to investing. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. Furthermore, our merchants are also subject to risks associated with inflationary pressures that could impact their business and financial condition. These pressures could subsequently result in impacts to our GMV and further effect our business.

Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Management of the Company, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

During the period covered by this quarterly report, there were no changes in the Company's internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our condensed consolidated financial statements in accordance with U.S. GAAP. In the preparation of these condensed consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis.

There have been no significant changes in our critical accounting policies during the three months ended March 31, 2022 as compared to the critical accounting policies described in our most recent annual consolidated financial statements.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of April 29, 2022 there were 114,193,752 Class A subordinate voting shares issued and outstanding, and 11,947,915 Class B multiple voting shares issued and outstanding.

As of April 29, 2022 there were 194,491 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 193,866 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of April 29, 2022 there were 1,008,895 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 572,265 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of April 29, 2022 there were 23,234 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6RS on October 17, 2019. Of these options, 17,747 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.

As of April 29, 2022 there were 1,257,872 Restricted Share Units ("RSUs") and 973 Deferred Share Units ("DSUs") outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.